-----------------------------
                                  OMB APPROVAL
                          -----------------------------
                              OMB Number 3235-0287
                           Expires: December 31, 2001
                            Estimated average burden
                          hours per response ..... 0.5
                         ------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

                         [ ] CHECK THIS BOX IF NO LONGER
                          SUBJECT OF SECTION 16. FORM 4
                            OR FORM 5 OBLIGATIONS MAY
                         CONTINUE. SEE INSTRUCTION 1(B).

     ======================================================================
                     1. Name and Address of Reporting Person

                                 Voting Trust I
     ----------------------------------------------------------------------
               (Last)               (First)              (Middle)

                           c/o Charles Norman, Trustee
                          911 W. Parker Road, Suite 306
     ----------------------------------------------------------------------
                                    (Street)

               Plano                 Texas                 75023
     ----------------------------------------------------------------------
              (City)                (State)                (Zip)

     ======================================================================
                   2. Issuer Name and Ticker or Trading Symbol

                         AutoCorp Equities, Inc. (ACOR)
     ======================================================================
        3. IRS or Social Security Number of Reporting Person (Voluntary)


     ======================================================================
                           4. Statement for Month/Year

                                  November 2000
     ======================================================================
                 5. If Amendment, Date of Original (Month/Year)

     ======================================================================
                  6. Relationship of Reporting Person to Issuer
                             (Check all applicable)

                          [ ] Director [ X ] 10% Owner

            [ ] Officer (give title below) [ ] Other (specify below)

                   ------------------------------------------
     ======================================================================
           7. Individual or Joint/Group Filing (Check Applicable Line)

                     [ ] Form filed by One Reporting Person

               [ X ] Form filed by More than One Reporting Person

     ======================================================================

     -----------------------------------------------------------------------

================================================================================
Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11-14-00       Z (fn 1)         545,437    D               154,563 (fn 3)  D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11-14-00       Z (fn 2)       1,817,000    D                     0
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     350,000 (fn 4)  D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     350,000 (fn 5)  D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
===================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================

Explanation of Responses:

(1) Exchange Trust was established on December 30, 1998, in part for the benefit of Consumer Investment Corpor- ation ("CIC"). During 1999 and 2000 CIC offered up to 700,000 shares (that were held by Exchange Trust)in exchange for its outstanding notes. Effective November 14, 2000, 545,437 shares were transferred out of Exchange Trust to reflect shares transferred to the note holders in exchange for CIC notes. The remaining 154,563 shares will continue to be held in Exchange Trust until all aspects of the exchange offer have been concluded.

(2) On November 14, 2000, a closing took place that recapitalized the issuer, effective October 1, 2000. As part of that recapitalization, the beneficiary of 1,817,000 shares held by Exchange Trust authorized Exchange Trust to return those shares to the issuer to become treasury stock.

(3) Owned by Exchange Trust (and only it has a pecuniary interest in these shares)

(4) Owned by Voting Trust I (and only it has a pecuniary interest in these shares)

(5) Owned by Voting Trust II (and only it has a pecuniary interest in these shares)


VOTING TRUST I
VOTING TRUST II
EXCHANGE TRUST


By: /s/ CHARLES NORMAN, Trustee                    December 15, 2000
--------------------------------------------       -----------------
Charles Norman, Trustee of Voting Trust I,
   Voting Trust II and Exchange Trust
**Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              ATTACHMENT TO FORM 4


1.  Name and Address of Reporting Person:
       Voting Trust I
       c/o Charles Norman, Trustee
       911 W. Parker Road
       Suite 306
       Plano, Texas 75023

2.  Issuer Name and Ticker or Trading Symbol:
       AutoCorp Equities, Inc. (ACOR)


4.  Statement for Month/Year:
       November 2000

--------------------------------------------------------------------------------
         This Form 4 is filed jointly by three trusts (two voting trusts and one exchange trust). Charles Norman is the Trustee of all three of them.

         The trusts are as follows:

                  (a) Voting Trust I, EIN 75-6542723, established by Voting Trust Agreement I dated December 30, 1998, between the issuer and Charles Norman, Trustee, to establish a voting trust holding 350,000 shares of Common Stock of the issuer for the benefit of members of the issuer's management to be named in the future by the issuer's Board of Directors. Voting Trust I has a pecuniary interest only in these shares.

                  (b) Voting Trust II, EIN 76-6147238, established by Voting Trust Agreement II dated December 30, 1998, between the issuer and Charles Norman, Trustee, to establish a voting trust holding 350,000 shares of Common Stock of the issuer for the benefit of members of the management of AutoPrime, Inc. to be named in the future by the Board of Directors of AutoPrime, Inc. Voting Trust II has a pecuniary interest only in these shares.

                  (c) Exchange Trust, EIN 75-5642722, established by Exchange Trust Agreement dated December 30, 1998, between the issuer, Charles Norman, Trustee, Consumer Investment Corporation ("CIC") and AutoPrime, Inc. to create an exchange trust to hold:

                           o 1,425,887 shares of Common Stock, of the issuer to be used for the benefit of CIC for the purpose of enabling CIC to offer shares of the issuer's Common Stock in exchange for outstanding notes of CIC, and

                           o 1,091,113 shares of Common Stock of the issuer for the benefit of AutoPrime, Inc. to be used in conjunction with the terms and conditions of a certain "Unconditional Tender" and related agreements.

                 Exchange Trust has a pecuniary interest only in these shares.

         Each of the three trusts has a pecuniary interest only in the securities owned by it and disclaims any beneficial ownership in the securities owned by the other two trusts. This filing shall not be deemed an admission that any of the three trusts is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement that are owned by one of the other trusts.